Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

November 25, 2013

Via EDGAR and United Parcel Service

Max A. Webb

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Echo Automotive, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed November 13, 2013

File No. 333-189812

Dear Mr. Webb:

On behalf of Echo Automotive, Inc., a corporation organized under the laws of Nevada (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated November 18, 2013 relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1/A filed on November 13, 2013 (“Amendment No. 2”). The responses below have been numbered to correspond with the comments in your November 18, 2013 letter. We are including a courtesy marked copy of the Company’s Amendment No. 3 to the Registration Statement on Form S-1/A ( “Amendment No. 3”) indicating the changes made thereon from Amendment No. 2 filed with the Commission.

General

1.	Please include current financial statements in your amended registration statement. Please be advised that we may defer our review of any amendment that does not contain current financial statements. Refer to Article 8-08 of Regulation S-X.

Company Response 1:

The Company respectfully informs the Staff that it has revised Amendment No. 3 to include the requested information.

2.	Please also include a currently dated auditor’s consent in your amended registration statement. Manually signed consents should be kept on file for five years. Refer to Rule 402 of Regulation C.

Company Response 2:

Securities and Exchange Commission

Division of Corporation Finance

November 25, 2013

The Company respectfully informs the Staff that it has revised Amendment No. 3 to include the requested exhibit.

Information with Respect to the Registrant, page 29

Strategy, page 30

3.	We note your response to prior comment 3. Please add a risk factor describing the risks that your “small scale” beta testing may be inadequate to validate your performance claims and may result in higher warranty claims.

Company Response 3:

The Company respectfully informs the Staff that is has updated Amendment No. 3 to provide the requested risk factor.

Revenues and Customers, page 35

4.	We note your response to prior comment 9. Please clarify whether the revenues retained by the distributors under your existing distribution agreements are service or installation revenues and clarify what percentage of revenues you generate from distribution of EchoDrive kits.

Company Response 4:

The Company respectfully informs the Staff that is has updated Amendment No. 3 to provide the requested information.

5.	We note your response to prior comment 10. It appears from exhibit 10.30 that you have entered into a distribution agreement with one Meineke franchisee. If true, please revise here accordingly.

Company Response 5:

The Company respectfully informs the Staff that the distribution agreement entered into by the Company and filed as Exhibit 10.30 is with Meineke Car Care Centers, Inc., the franchisor of Meineke Car Care Centers, and not any one particular franchisee. As a result the Company believes its current disclosure is accurate.

6.	Additionally, it appears that the agreement filed as exhibit 10.31 is a “form of” agreement. Please file the distribution agreement with Dickinson as an exhibit to your amended registration statement.

Company Response 6:

The Company respectfully informs the Staff that is has updated Amendment No. 3 to provide the requested exhibit.

Securities and Exchange Commission

Division of Corporation Finance

November 25, 2013

Legal Proceedings, page 39

7.	Please provide here the disclosure called for by Item 102 of Regulation S-K with respect to the two matters disclosed in Note 16 to your consolidated financial statements. Additionally, please revise your liquidity section to discuss the alleged default on the Portofino Investments II Limited Partnership convertible note and add the appropriate risk factor disclosure.

Company Response 7:

The Company respectfully informs the Staff that is has updated Amendment No. 3 to provide the requested information.

However, with regard to the claims asserted by our former service provider, the Company respectfully informs the Staff that it believes that the matter does not meet the requirements of Item 103 of Regulation S-K, which requires disclosure of “any material pending legal proceedings, other than ordinary routine litigation incidental to the business…” Additionally, the instructions to Item 103 of Regulation S-K state that “[n]o information need be given with respect to any proceeding that involves primarily a claim for damages if the amount involved, exclusive of interest and costs, does not exceed 10 percent of the current assets of the registrant and its subsidiaries on a consolidated basis.

The dispute with the former service provider is not a legal proceeding as no lawsuit has been filed in connection with the claim. Furthermore, any recourse relating to this matter would be limited to damages and the amount of damages that may potentially be paid by the Company in connection with these claims does not meet the materiality threshold set forth in the instructions to Item 103 of Regulation S-K as the potential amount would equal less than 10% of the current assets of the Company.

***

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated November 18, 2013. In the event the Staff has no further comments, we would appreciate written correspondence to that effect. Further, in accordance with prior letters from the Staff, we are attaching the Company’s acknowledgment.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark Lee Mark C Lee Shareholder

Securities and Exchange Commission

Division of Corporation Finance

November 25, 2013

ACKNOWLEDGEMENT

In connection with Echo Automotive, Inc.’s (the “Company”) letter dated November 25, 2013 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Echo Automotive Inc.

/s/   William D. Kennedy

William D. Kennedy,

Chief Executive Officer